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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

LIBERTY GLOBAL, INC.
(Name of Subject Company (Issuer))

LIBERTY GLOBAL, INC.
(Name of Filing Person (Offeror/Issuer))

SERIES A COMMON STOCK, PAR VALUE $0.01 PER SHARE
SERIES C COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

53055101 (SERIES A COMMON STOCK)
53055309 (SERIES C COMMON STOCK)
(CUSIP Number of Class of Securities)

Elizabeth M. Markowski Senior Vice President and Secretary Liberty Global, Inc. 12300 Liberty Boulevard Englewood, Colorado 80112 (303) 220-6600	Copy to: Robert W. Murray Jr. Baker Botts L.L.P. 30 Rockefeller Plaza New York, New York 10112-4498 (212) 408-2500
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$500,000,000+	$53,500

$500,002,900++	$53,500

*
Estimated for the purposes of calculating the filing fee only, this amount is based on the purchase of 20,000,000 shares of Series A common stock at the maximum tender offer price of $25.00 per share and the purchase of 20,534,000 shares of Series C common stock at the maximum tender offer price of $24.35 per share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $107.00 per million of the value of the transaction.

+
Offer to purchase up to 20,000,000 shares of Series A common stock.

++
Offer to purchase up to 20,534,000 shares of Series A common stock.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, of the Form or Schedule and the date of its filing.

Amount Previously Paid:	$107,000
Form or Registration No.:	Schedule TO
Filing Party:	Liberty Global, Inc.
Date Filed:	August 11, 2006
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Amendment No. 1 (this "Amendment") amends and supplements the Issuer Tender Offer Statement on Schedule TO (as amended and supplement from time to time, the "Tender Offer Statement") originally filed with the Securities and Exchange Commission on August 11, 2006 by Liberty Global, Inc., a Delaware corporation (the "Company"), in connection with (a) the Company's offer to purchase up to 20,000,000 shares of its Series A common stock, par value $0.01 per share, at a price not greater than $25.00 nor less than $22.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated August 11, 2006 (the "Offer to Purchase") and the related letter of transmittal, and (b) the Company's offer to purchase up to 20,534,000 shares of its Series C common stock, par value $0.01 per share, at a price not greater than $24.35 nor less than $21.43 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related letter of transmittal.

        The information in the Offer to Purchase and related letters of transmittal is incorporated in this Amendment by reference in response to all of the applicable items in the Tender Offer Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.

        The Offer to Purchase is hereby amended and supplemented as follows:

        1.     The first paragraph under the question "What will the purchase prices for the shares be?" in the Section "Summary Term Sheet" on page v of the Offer to Purchase is hereby amended by replacing such paragraph in its entirety with the following:

    "We are conducting the tender offers through a procedure commonly called a modified "Dutch Auction." This procedure allows you to select the price per share (in increments of $0.10) within a price range specified by us at which you are willing to sell your Series A shares and/or Series C shares. We will determine the purchase price that we will pay per Series A share promptly after the Series A tender offer expires. The Series A purchase price will be the lowest price at which, based on the number of Series A shares tendered and the prices specified by the tendering stockholders, we can purchase 20,000,000 Series A shares (or such fewer number of Series A shares as are properly tendered and not properly withdrawn prior to the expiration date for the Series A tender offer). Similarly, we will determine the purchase price that we will pay per Series C share promptly after the Series C tender offer expires. The Series C purchase price will be the lowest price at which, based on the number of Series C shares tendered and the prices specified by the tendering stockholders, we can purchase 20,534,000 Series C shares (or such fewer number of Series C shares as are properly tendered and not properly withdrawn prior to the expiration date for the Series C tender offer)."

        2.     The last paragraph in the Section "Forward Looking Statements" on page xiii of the Offer to Purchase is hereby amended by adding the following at the end of such paragraph:

    "Notwithstanding the foregoing, at any time prior to the expiration date for the tender offers, we are obligated to update this offer to purchase to reflect material changes in the information contained herein."

        3.     The ninth paragraph under the Section "Number of Shares; Proration—General" on page 2 of the Offer to Purchase is hereby amended by replacing the first sentence of such paragraph in its entirety with the following:

    "Promptly after the expiration date for each tender offer, we will determine the purchase price within the applicable price range that we will pay for Series A shares and the purchase price within the applicable price range that we will pay for Series C shares properly tendered and not properly withdrawn, taking into account in each case the number of shares tendered and the prices specified by tendering stockholders."

2

        4.     The tenth paragraph under the Section "Number of Shares; Proration—General" on page 3 of the Offer to Purchase is hereby amended by replacing the last sentence of such paragraph in its entirety with the following:

    "We will return to the tendering stockholders shares that we do not purchase in the tender offers at our expense promptly after the applicable expiration date."

        5.     The second paragraph under the Section "Number of Shares; Proration—Proration" on page 5 of the Offer to Purchase is hereby amended by replacing such paragraph in its entirety with the following:

    "If proration of tendered Series A shares or Series C shares is required, we will determine the proration factor for those shares promptly after the expiration date of the applicable tender offer. The proration factor with regard to each tender offer that is over-subscribed will be determined by dividing the maximum number of Series A shares or Series C shares, as applicable, sought by us to be purchased in such tender offer (minus the number of shares of such series to be purchased from Odd Lot Holders) by the total number of shares of the applicable series that are properly tendered pursuant to that tender offer, and not properly withdrawn, at or below the Series A purchase price or the Series C purchase price, as the case may be (minus the number of shares of such series to be purchased from Odd Lot Holders). We will then determine the number of shares we will purchase from each stockholder (other than Odd Lot Holders) from whom we purchase shares in the over-subscribed tender offer by multiplying the number of shares properly tendered by that stockholder in that tender offer at prices at or below the Series A purchase price or the Series C purchase price, as the case may be, and not properly withdrawn, by the proration factor for that tender offer. Because of the difficulty in determining the number of shares properly tendered, including shares tendered by guaranteed delivery procedures, and not properly withdrawn, and because of the odd lot priority described above and the conditional tender procedure described in Section 6, we do not expect to be able to announce the final proration factor or commence payment for any shares purchased under a tender offer until approximately five to seven business days after the expiration date for that tender offer. The final results of any proration will be announced by press release promptly after the determination thereof."

        6.     The first paragraph under the Section "Procedures for Tendering Shares—Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to give Notice of Defects" on page 12 of the Offer to Purchase is hereby amended by adding the following at the end of the third sentence of such paragraph:

    "; provided, that we will not waive any condition of either tender offer with respect to a tender unless we waive that condition for all tenders made in such tender offer".

        7.     The first sentence under the Section "Purchase of Shares and Payment of Purchase Price" on page 14 of the Offer to Purchase is hereby amended by replacing the clause "Upon the terms and subject to the conditions of each tender offer, as promptly as practicable following the expiration date, Liberty Global:" with the following:

    "Upon the terms and subject to the conditions of each tender offer, promptly after the expiration date, Liberty Global:"

        8.     The third paragraph under the Section "Purchase of Shares and Payment of Purchase Price" on page 14 of the Offer to Purchase is hereby amended by replacing such paragraph in its entirety with the following:

    "Upon the terms and subject to the conditions of each tender offer, promptly after the expiration date therefor, we will accept for payment and pay (i) a single per share purchase

3

    price not greater than $25.00 nor less than $22.00 per share for 20,000,000 Series A shares and (ii) a single per share purchase price not greater than $24.35 nor less than $21.43 per share for 20,534,000 Series C shares, subject, in each case, to increase or decrease as provided in Section 14, if properly tendered and not properly withdrawn, or such fewer number of shares as are properly tendered and not properly withdrawn."

        9.     The fifth paragraph under the Section "Purchase of Shares and Payment of Purchase Price" on page 14 of the Offer to Purchase is hereby amended by replacing the first sentence of such paragraph in its entirety with the following:

    "In the event of proration in connection with a tender offer, we will determine the proration factor and pay for those tendered shares accepted for payment pursuant to such tender offer promptly after the expiration date therefor; however, we do not expect to be able to announce the final results of any proration and commence payment for shares purchased until approximately five to seven business days after such expiration date."

        10.   The first sentence under the Section "Certain Conditions of the Tender Offers" on page 16 of the Offer to Purchase is hereby amended by replacing the parenthetical clause "(or have been determined by us to have occurred)" with the following:

    "(or have been reasonably determined by us to have occurred)"

4

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIBERTY GLOBAL, INC.
By:	/s/ ELIZABETH M. MARKOWSKI Elizabeth M. Markowski Senior Vice President

Date: August 29, 2006

5

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(i)*	Offer to Purchase dated August, 11, 2006.
(a)(1)(ii)*	Letter of Transmittal for Series A Common Stock (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)*	Letter of Transmittal for Series C Common Stock (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iv)*	Notice of Guaranteed Delivery for Series A Common Stock.
(a)(1)(v)*	Notice of Guaranteed Delivery for Series C Common Stock.
(a)(1)(vi)*	Letter from Information Agent to Brokers.
(a)(1)(vii)*	Letter from Brokers to Clients.
(a)(1)(viii)*	Form of Letter to Liberty Global 401(k) Savings & Stock Ownership Plan Participants (Series A).
(a)(1)(ix)*	Form of Letter to Liberty Global 401(k) Savings & Stock Ownership Plan Participants (Series C).
(a)(1)(x)*	Form of Letter to Liberty Media 401(k) Savings Plan Participants.
(a)(1)(xi)*	Guide for Participants in the Liberty Global 401(k) Savings Plan—Puerto Rico.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)(i)	The information set forth in Item 8.01 of the Company's Current Report on Form 8-K filed on August 10, 2006 and incorporated herein by reference.
(a)(5)(ii)*	Form of Summary Advertisement.
(b)(1)	Not Applicable.
(d)(1)	Liberty Global, Inc. 2005 Incentive Plan (As Amended and Restated Effective March 8, 2006) (the "Incentive Plan") (incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K, filed on March 14, 2006 (the "2005 Form 10-K")).
(d)(2)	Form of the Non-Qualified Stock Option Agreement under the Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K, filed on August 19, 2005 (the "Incentive Plan 8-K")).
(d)(3)	Form of Stock Appreciation Rights Agreement under the Incentive Plan (incorporated by reference to Exhibit 99.2 to the Incentive Plan 8-K).
(d)(4)	Form of Restricted Shares Agreement under the Incentive Plan (incorporated by reference to Exhibit 99.3 to the Incentive Plan 8-K).
(d)(5)	Non-Qualified Stock Option Agreement, dated as of June 7, 2004, between John C. Malone and the Company (as successor to Liberty Media International, Inc. ("LMI") under the Incentive Plan (the "Malone Award Agreement") (incorporated by reference to Exhibit 7(A) to Mr. Malone's Schedule 13D/A (Amendment No. 1), filed on July 14, 2004).
(d)(6)	Form of Amendment to the Malone Award Agreement (incorporated by reference to Exhibit 99.3 to the Company's Current Report on Form 8-K, filed on December 27, 2005 (the "409A 8-K")).
(d)(7)	Liberty Global, Inc. 2005 Nonemployee Director Incentive Plan (as Amended and Restated Effective March 8, 2006) (the "Director Plan") (incorporated by reference to Exhibit 10.7 to the 2005 Form 10-K).
(d)(8)	Form of Non-Qualified Stock Option Agreement under the Director Plan (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed on June 16, 2005).
(d)(9)	Liberty Global, Inc. Compensation Policy for Nonemployee Directors (as Amended and Restated Effective June 7, 2006) (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on June 12, 2006).

(d)(10)	Liberty Media International, Inc. Transitional Stock Adjustment Plan (the "Transitional Plan") (incorporated by reference to Exhibit 4.5 to LMI's Registration Statement on Form S-8, filed on June 23, 2004 (File No. 333-116790)).
(d)(11)	Form of Non-Qualified Stock Option Exercise Price Amendment under the Transitional Plan (incorporated by reference to Exhibit 99.1 to the 409A 8-K).
(d)(12)	Form of Non-Qualified Stock Option Amendment under the Transitional Plan (incorporated by reference to Exhibit 99.2 to the 409A 8-K).
(d)(13)	UnitedGlobalCom, Inc. ("UGC") Equity Incentive Plan (amended and restated effective October 17, 2003) (incorporated by reference to Exhibit 10.9 to UGC's Annual Report on Form 10-K, filed on March 15, 2004 (the "UGC 2003 10-K")).
(d)(14)	UnitedGlobalCom, Inc. 1993 Stock Option Plan (amended and restated effective January 22, 2004) (incorporated by reference to Exhibit 10.6 to the UGC 2003 10-K).
(d)(15)	Form of Amendment to Stock Appreciation Rights Agreement under the UnitedGlobalCom, Inc. 2003 Equity Incentive Plan (Amended and Restated October 17, 2003) (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K, filed on December 6, 2005).
(d)(16)	Stock Option Plan for Non-Employee Directors of UGC, effective June 1, 1993, amended and restated as of January 22, 2004 (incorporated by reference to Exhibit 10.7 to the UGC 2003 10-K).
(d)(17)	Stock Option Plan for Non-Employee Directors of UGC, effective June 1, 1993, amended and restated as of January 22, 2004 (incorporated by reference to Exhibit 10.7 to the UGC 2003 10-K).
(d)(18)	UIH Latin America, Inc. Stock Option Plan, effective June 6, 1999 (as amended December 6, 2000) (incorporated by reference to Exhibit 10.89 to UGC's Amendment No. 10 to its Registration Statement on Form S-1 filed on December 11, 2003 (File No. 333-82776)).
(d)(19)	Indenture dated as of April 6, 2004, by and between UnitedGlobalCom, Inc. and The Bank of New York (incorporated by reference to Exhibit 4.1 to UGC's Current Report on Form 8-K, filed on April 7, 2004).
(d)(20)	First Supplemental Indenture, dated as of May 24, 2005, between UnitedGlobalCom, Inc. and The Bank of New York (incorporated by reference to Exhibit 10.1 to UGC's Current Report on Form 8-K, filed on May 31, 2005).
(d)(21)	Second Supplemental Indenture, dated as of June 15, 2005, among UnitedGlobalCom, Inc., the Company and The Bank of New York (incorporated by reference to Exhibit 10.1 to UGC's Current Report on Form 8-K, filed on June 16, 2005).
(d)(22)	Third Supplemental Indenture, dated as of August 26, 2005, by and among UnitedGlobalCom, Inc., the Company and The Bank of New York (incorporated by reference to Exhibit 10.1 to UGC's Current Report on Form 8-K, filed on August 29, 2005).
(d)(23)	Amended and Restated Stockholders' Agreement, dated as of May 21, 2004, among the Company, Liberty Media International Holdings, LLC, Robert R. Bennett, Miranda Curtis, Graham Hollis, Yasushige Nishimura, Liberty Jupiter, Inc., and, solely for purposes of Section 9 thereof, Liberty Media Corporation (incorporated by reference to Exhibit 10.23 to Amendment No. 1 to LMI's Registration Statement on Form 10, filed on May 25, 2004 (File No. 000-50671)).
(d)(24)	Form of Restricted Shares Agreement under the Director Plan (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K/A (Amendment No. 1), filed on August 11, 2006).
(g)	Not Applicable.
(h)	Not Applicable.

*
Previously filed with the Tender Offer Statement on August 11, 2006

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